UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that an annual general meeting of APT Satellite Holdings Limited (“the Company”) will be held at its principal place of business, 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on Thursday, 22 May 2008 at 11:00 a.m. for the following purposes:
ORDINARY BUSINESS
1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and of the auditors for the year ended 31 December 2007.

2.	To re-elect Directors and to authorise the Board of Directors to fix the Directors’ remuneration.

3.	To re-appoint the auditors of the Company and to authorise the Board of Directors to fix their remuneration.
SPECIAL BUSINESS
4.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:
“THAT
(a)
subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company be and is hereby generally and unconditionally approved;

(b)
the total nominal amount of the shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:
(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii)	the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws to be held.”
5.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:
“THAT
(a)
subject to paragraph (b) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (c) of this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements or options which may require the exercise of such powers either during or after the Relevant Period, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to:

(i)	a Right Issue (as defined in paragraph (d) of this resolution); or

(ii)
any exercise of subscription or conversion rights under any warrants of the Company, or any securities which are convertible into shares of the Company, or any share option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/ or any eligible grantee pursuant to the scheme of shares or rights to acquire shares in the Company; or

(iii)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution and the said approval shall be limited accordingly;
(c)	for the purpose of this Resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:
(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; or

(iii)	the expiration of the period within which the next annual general meeting is required by the Bye-Laws of the Company or any other applicable laws to be held; and
(d)
for the purpose of this Resolution, “Right Issue” means an offer of shares open for a period fixed by the Directors to shareholders on the register of members of the Company on a fixed record date in proportion to their then holding of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange).”

6.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to issue, allot and deal with additional shares pursuant to Resolution No. 5 above be and is hereby extended by the addition to the total nominal amount of share capital and any shares which may be issued, allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company which has been purchased by the Company since the granting of such general mandate pursuant to Resolution No. 4 above, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue at the date of this Resolution.”

By Order of the Board Dr. Lo Kin Hang, Brian Company Secretary
Hong Kong, 21 April 2008
Notes:
(a)	The Register of Members of the Company will be closed from 19 May 2008, Monday to 22 May 2008, Thursday, both days inclusive, during which period no transfers of shares can be registered.

(b)
A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(c)
In order to be valid, the form of proxy must be deposited with the Company’s branch share registrars in Hong Kong, Trior Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or other authority, not less than 48 hours before the time appointed for the meeting or adjourned meeting (as the case may be).

(d)
The form of proxy for use in connection with the Annual General Meeting has been sent to the Shareholders and such form is also published on the websites of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.apstar.com) respectively.

The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng (President) and Tong Xudong (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Zhao Liqiang, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  April 21, 2008.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng
Executive Director and President